Mail Stop 3561

January 8, 2009

Via U.S. Mail and facsimile to (513) 762-1400

Paul W. Heldman
Executive Vice President, Secretary and General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

> **Re:**   **The Kroger Co.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 15, 2008**
> **File No. 001-00303**

Dear Mr. Heldman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director